May 4, 2010

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for Year Ended
December 31, 2009
File No. 001-33551

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Mr. Hartz:

On behalf of The Blackstone Group L.P. we are responding to your comment letter dated April 20, 2010 regarding our Form 10-K for the year ended December 31, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K.

General

1.	Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 68

2.	Please revise your discussion of pending legislation concerning the taxation of carried interest as ordinary income to quantify the potential impact of this legislation on your results of operations, liquidity and cash flows, if possible. You indicate that the legislation, if enacted, would materially increase your tax liability but the extent of materiality is unclear.

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. John Hartz

May 4, 2010

We respectfully advise the Staff that we do not believe it is possible at this time to meaningfully quantify the potential impact on Blackstone of this potential future legislation. A number of different versions of legislation in this area have been proposed over the last few years. Depending upon what version of the legislation, if any, were enacted, the potential impact on a public company such as Blackstone in a given year could differ dramatically.

In the future (assuming no intervening developments), we will expand our disclosure to include the following:

“It is not possible at this time to meaningfully quantify the potential impact on Blackstone of this potential future legislation. Multiple versions of legislation in this area have been proposed over the last few years that have included significantly different provisions regarding effective dates and the treatment of invested capital, tiered entities and cross-border operations, among other matters. Depending upon what version of the legislation, if any, were enacted, the potential impact on a public company such as Blackstone in a given year could differ dramatically.”

Adjusted Cash Flow from Operations, page 69

3.	Your statement that the “equivalent GAAP measure” to Adjusted Cash Flow from Operations is Net Cash Provided by (Used in) Operating Activities could give investors the impression that there is no difference between the GAAP measure and the non-GAAP measure. In future filings, please revise your disclosure to clearly indicate that the measures are similar but not equivalent. For example, you could consider disclosing that Adjusted Cash Flow from Operations is “most directly comparable to” the GAAP measure Net Cash Provided by (Used in) Operating Activities.

As disclosed in our 2009 Annual Report on Form 10-K, pages 57, 69 and 99, in 2010 we retired Adjusted Cash Flows from Operations as a supplemental non-GAAP measure. For 2010, we will disclose Distributable Earnings, which is a non-GAAP performance measure intended to show the amount of net realized earnings without the effects of the consolidation of the Blackstone Funds. Distributable Earnings will be the starting point for the determination of the amounts to be distributed to our unitholders. The calculation of Distributable Earnings, which is a component of Economic Net Income, will be provided in each of our future periodic filings on Forms 10-Q and 10-K. We will make clear in our future filings that Distributable Earnings is a non-GAAP measure derived from, but not equivalent to, its most directly comparable GAAP measure of Income (Loss) Before Provision for Taxes and we will show the appropriate reconciliations.

Operating Metrics, page 78

4.	Your rollforward of fee-earning assets under management (AUM) for the Private Equity segment includes $660.5 million of market depreciation during 2009 while the rollforwards for 2008 and 2007 do not reflect any market appreciation or depreciation. Please tell us and revise your future filings to explain what caused the market depreciation during 2009 and why your Private Equity segment fee-earning AUM was not affected by market appreciation or depreciation in prior periods.

Mr. John Hartz

May 4, 2010

The market depreciation of $660.5 million shown in the Fee-Earning Assets Under Management rollforward for the Private Equity segment for the year ended December 31, 2009 represents investments whose fair value had been written down to zero. As specified in the applicable limited partnership agreements in certain of our funds, when an investment is written down to zero, it is deemed a disposition and we are no longer entitled to charge management fees on that investment. Except for this situation, our calculation of Fee-Earning Assets Under Management for our Private Equity funds is based on limited partner capital commitments or on the remaining amount of capital committed or invested at cost, depending on the terms of the limited partnership agreements, and is not affected by market appreciation or depreciation. We had no investments whose fair value had been written down to zero for the years ended December 31, 2008 and 2007 and hence no market appreciation or depreciation is reflected in the rollforward for such periods. We will revise disclosures in our future filings to more clearly explain amounts included in our rollforward related to market appreciation and depreciation. Our response to comment #5 below includes example disclosure language.

5.	We note that the decrease in fee-earning assets under management in the Private Equity segment was driven primarily by market depreciation of $660.5 million that resulted from a net depreciation in the fair value of certain portfolio investments in BCP IV and BCOM. However, you disclose that the increases in performance fees and allocations were driven by the improved performance of the funds. We also note that the net total change in the carrying value of the BCP IV fund was a positive 35%. Please provide to us proposed future disclosures that would provide a more detailed analysis to reconcile these factors. We note the need for a more detailed analysis in the Real Estate segment as well.

In our Private Equity and Real Estate segments, Market Appreciation (Depreciation) in our Fee-Earning Assets Under Management rollforward, Performance Fees and Allocations and Net Total Change in Carrying Value are each impacted by different factors. As a result, the relationship among these three performance metrics will vary from period to period depending on the facts in each period reported. We acknowledge the Staff’s request to include more detailed disclosure about the relationship between these metrics.

As mentioned above in our response to comment #4, Fee-Earning Assets Under Management in our Private Equity segment are not impacted by Market Appreciation (Depreciation), other than in the case of an investment with a fair value that has been written down to zero. In our Real Estate segment, Fee-Earning Assets Under Management are impacted by the same factors as Private Equity. Additionally, in our Real Estate segment, management fees for our debt investment hedge funds are based on their fair value (e.g., Net Asset Value) and thus report Market Appreciation (Depreciation) in each reporting period.

Performance Fees and Allocations for these segments are directly impacted by Net Total Change in Carrying Value when a fund is above its preferred return hurdle. Net Total Change in Carrying Value represents the performance of a fund’s entire portfolio, both realized and unrealized.

Mr. John Hartz

May 4, 2010

In circumstances similar to those that existed at year-end 2009, our Private Equity segment disclosure would include the following information:

“In 2009, the Market Depreciation of $660.5 million principally represented costs of assets in our BCP IV and BCOM funds that were valued at zero and for which we are no longer entitled to charge a management fee. Despite the adjustment of fair value to zero for these assets, overall positive changes in the realized and unrealized values of the investments in BCP IV and BCOM resulted in these funds achieving a Net Total Change in Carrying Value of 35% and -1%, respectively, for the period, resulting in $337.5 million of Performance Fees and Allocations.”

Expenses, page 84

6.	You disclose that compensation and benefits – base compensation rose 5% during 2009 primarily due to an increase in compensation of senior personnel, which is calculated based on segment profitability. It appears from your table on page 82 that your real estate segment experienced economic net losses of $850 million during 2008 and $117 million during 2009. Your base compensation for 2009 was $10 million higher than base compensation for 2007 when economic net income was $1.1 billion. Since your disclosures infer that base compensation is based on segment profitability, please revise to more clearly explain why your base compensation expense does not seem to fluctuate in the same manner as your economic net income.

We acknowledge the Staff’s comment and note that compensation and benefits – base compensation represents compensation paid, and payable, to personnel based on several factors including the profitability, or Net Fee Related Earnings (“NFRE”), of each business. NFRE is comprised primarily of management and transaction fees net of base compensation and operating expenses. Each segment’s Economic Net Income (Loss) additionally includes realized and unrealized gains and losses in Performance Fees and Allocations and Investment Income and the related compensation associated thereon. Base compensation may therefore not be closely correlated to each segment’s Economic Net Income (Loss). We will revise the disclosures in our future filings to more clearly explain the reasons for any significant fluctuations in base compensation.

Liquidity and Capital Resources, page 95

7.	Please revise your future filings to specifically quantify and explain any material changes in your balance sheet. For example, your MD&A does not specifically explain the $976 million decrease in accounts payable, accrued expenses and other liabilities during 2009.

As requested we will revise future filings to specifically quantify and explain any material changes in our statement of financial condition presented in such filings. We advise the Staff that the variance in accounts payable, accrued expense and other liabilities from

Mr. John Hartz

May 4, 2010

approximately $1.3 billion to $308.9 million was primarily attributed to a decrease in amounts due to non-controlling interest holders resulting from the discontinuation of two single manager proprietary hedge funds subsequent to December 31, 2008.

Critical Accounting Policies

Intangibles and Goodwill, page 106

8.	We note that your cash flows from operations are significantly lower than last year and certain of your operations continue to suffer economic net losses. Also, your market capitalization remains substantially below your total partner’s capital. To the extent that any of your operating segments have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these operating segments, in the aggregate or individually, if impaired, could materially impact your operating results or total partners’ capital, please tell us and provide the following disclosures for each of these operating segments in future filings:

•	Identify the operating segment;

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

•	The amount of goodwill;

•	A discussion of the uncertainty associated with the key assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your operating segments, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

We assess the carrying value of goodwill and intangibles at least annually on October 1st. Based on our analysis at October 1, 2009 and our review of events through December 31, 2009, the fair values of our operating segments, which represents our reporting units, significantly exceeded their respective carrying values. Our market capitalization is based on the aggregate of Blackstone common units and Blackstone Partnership Holdings units that are privately held. As of December 31, 2009, there were 356 million common units outstanding and 771 million Partnership Holdings units outstanding with an implied market capitalization of $14.8 billion (based on the December 31, 2009 closing price of Blackstone’s common units of $13.12).

In future annual filings in which the fair value of each of our operating segments substantially exceeds its carrying value, we will make the following affirmative statement:

“As of December 31, [20xx], the fair value of each of the Partnership’s operating segments substantially exceeded their respective carrying values.”

Mr. John Hartz

May 4, 2010

For quarterly filings, we make an affirmative statement as to whether there have been any indicators of impairment identified during the reporting period and assess the related impact. If no indicators of impairment have been identified during a period, we will state the following:

“No indicators of impairment have been identified during the [x] month period ended [reporting date].”

In future reporting periods, should the fair value of our operating segments decline significantly so that fair values are not substantially in excess of their carrying values, we will provide the disclosures requested above.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 126

9.	We note your decision to aggregate amounts due to non-controlling interest holders with accounts payable, accrued expenses and other liabilities on the face of your combined and consolidated statement of financial condition. While the amount due to non-controlling interest holders was not material to total liabilities in 2009, it was material to total liabilities in 2008. Please revise your future filings to separately present on the face of your statement of financial condition any financial statement caption that is material to any periods presented.

We combined the amounts due to non-controlling interest holders with accounts payable, accrued expenses and other liabilities on the face of the December 31, 2009 consolidated and combined statement of financial condition. Note 10. “Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities” to the December 31, 2009 financial statements disclosed the amounts attributable to such non-controlling interest holders. These amounts were not material to total liabilities at December 31, 2009 and were estimated to be even less material to total liabilities at March 31, 2010. We will revise our future filings to separately present on the face of our statement of financial condition any financial statement caption that is material to any periods presented.

Note 4 – Investments, page 143

10.	You disclose on page 133 that you evaluate your equity method investments for impairment and recognize any differences between the carrying value and estimated fair value as impairment when the loss is deemed other than temporary. We also note your disclosure on page 130 indicating that you record realized and unrealized losses on your principal investments, including equity method investments. Please quantify for us the amount of any temporary losses on your equity method investments that have not been recognized as of December 31, 2009 and explain how you determined these losses were temporary in nature.

Our equity method investments generally comprise a General Partner’s (“GP”) investment in an underlying fund which the GP does not control but in which it is deemed to exert

Mr. John Hartz

May 4, 2010

significant influence. As the underlying funds value their investments at fair value as permitted under the AICPA Audit and Accounting Guide, Investment Companies, the amount reflected in the equity method pick-up is based on the fair value of a basket of underlying investments. In the instances where there is a change in fair value of an investment in an underlying fund in which the GP holds an interest, that change is reflected in the amount that is recorded by the GP. As a result, the amount that is recorded by the GP using the equity method is reflective of fair value and no other impairments, whether temporary or other than temporary, exist that need further evaluation by the GP. We will revise future filings to include the following clarifying disclosure (additions are underlined):

“Investments where the Partnership is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. Under the equity method of accounting, the Partnership’s share of earnings (losses) from equity method investments is included in Investment Income in the Condensed Consolidated Statements of Operations. The carrying amounts of equity method investments are reflected in Investments in the Condensed Consolidated Statements of Financial Condition. As the underlying investments of the Partnership’s equity method investments are reported at fair value, the carrying value of the Partnership’s equity method investments are at fair value.”

Note 5 – Net Asset Value as Fair Value, page 149

11.	Please revise to more fully explain what it means for an investee fund manager to “side-pocket” an investment and how this affects your ability to redeem or liquidate your investment.

As requested, we will revise future filings to include a description of what a side pocket is and its impact on Blackstone’s ability to redeem or liquidate its investments. Additional language as follows will be included in our Net Asset Value as Fair Value note to our financial statements (additional text is underlined):

“Net Asset Value as Fair Value

The terms of the investee’s partnership agreements and offering memoranda generally provide for minimum holding periods or lock-ups, the institution of gates on redemptions or the suspension of redemptions or an ability to side pocket investments, at the discretion of the investee’s fund manager, and as a result, investments may not be redeemable at, or within three months of, the reporting date. A side pocket is used by hedge funds and funds of hedge funds to separate investments that may lack a readily ascertainable value, are illiquid or are subject to a liquidity restriction. Redemptions are generally not permitted until the investments within a side pocket are liquidated or it is deemed that the conditions existing at the time that required the investment to be included in the side pocket no longer exist. As the timing of either of these events is uncertain, the timing at which the Partnership may redeem an investment held in a side pocket cannot be estimated. A summary of fair value by strategy type alongside the consolidated funds of hedge funds’ remaining unfunded commitments and ability to redeem such investments as of March 31, 2010 is presented below.”

Mr. John Hartz

May 4, 2010

Note 13 – Net Loss per Common Unit, page 159

12.	Please revise to explain the difference between the distributions to common unit holders shown in the table on page 159 and the cash distributions shown in your statement of changes in partners’ capital on pages 121 and 122.

We advise the Staff that the Distributions to Common Unitholders disclosed in Note 13. “Net Loss per Common Unit” to the financial statements in our 2009 10-K represented the actual cash distributions paid for the first three quarters of the year ended December 31, 2009 plus the estimated fourth quarter distribution based upon the guidance in ASC 260, which was paid in the first quarter 2010. In accordance with the Partnership’s policy, the Consolidated and Combined Statements of Changes in Partners’ Capital for the year ended December 31, 2009 included only those distributions paid during 2009. As no distribution was declared, or paid, with respect to the fourth quarter of 2008, only three quarterly distributions are reflected in the Consolidated and Combined Statements of Changes in Partners’ Capital for the year ended December 31, 2009.

* * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Lisa Haynes, Staff Accountant